SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 7, 2020	SINGAPORE TOKYO TORONTO

VIA EDGAR

Ms. Sandra Hunter Berkheimer

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lufax Holding Ltd (CIK No. 0001816007)
Registration Statement on Form F-1

Dear Ms. Berkheimer, Mr. Lin, Mr. Thomas and Mr. Klein:

On behalf of our client, Lufax Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2020 on the Company’s amendment no. 2 to the draft registration statement on Form F-1 confidentially submitted on September 22, 2020 (the “Draft Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

October 7, 2020

Concurrently with the submission of this letter, the Company is filing herewith the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

In addition to addressing the comments contained in the Staff’s letter dated September 30, 2020, the Company has updated the Registration Statement to (i) include its unaudited consolidated selected quarterly results of operations for each of the eight quarters from July 1, 2018 to June 30, 2020, and (ii) reflect other recent developments.

The Company has also amended its response to comment #32, included in the response letter to the Staff dated September 2, 2020. This is based on the Company’s review of remarks made by the Staff at the 2013 AICPA National Conference on Current SEC and PCAOB Developments, relating to reporting under IFRS. As a result of the position of the Staff, as expressed in those remarks, the Company’s auditor has referenced the consolidated statement of financial position as of January 1, 2017 in their report included on page F-2.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, as well as two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Mix and Pricing of Products and Services, page 98

1.

We note your response to comment 1 and revised disclosures on page 98, which state that early repayment accounted for 43% of the total attrition for the general unsecured loans and 70% of the total attrition for the secured loans during the six months ended June 30, 2020. Please revise to disclose the gross dollar amount of early payments applied against the loan principal during each period presented.

Securities and Exchange Commission

October 7, 2020

In response to the Staff’s comments, the Company has revised the disclosure on page 170 of the Registration Statement to include a table to show the gross amount of early payments applied against the loan principal in the years ended December 31, 2017, 2018, and 2019, and in the six months ended June 30, 2020.

2.

We note from your disclosures on page 98 that borrowers are more likely to repay their loans during a falling interest rate environment in order to refinance their loans at lower interest rates. Please address and revise your disclosures to clarify the following:

In response to the Staff’s comments, the Company would first like to clarify that the wording previously added to page 101 of the Registration Statement about the effects of a falling interest rate environment on borrower behavior (“In a falling interest rate environment, borrowers are more likely to early repay to refinance their loans at lower interest rates”) was not intended to refer to borrower behavior on the Company’s platform, but rather was added as a general statement about borrower behavior in such an environment. As explained in more detail below, the Company generally does not permit borrowers to refinance their loans on its platform to a lower interest rate without early repayment, with limited exceptions for certain high-quality borrowers of general unsecured loans. The Company’s policies are such that borrowers generally should be unable to take out new loans on the Company’s platform to early repay existing ones.

The Company has revised the disclosure on pages 170 and 178 of the Registration Statement to reflect the responses below.

•	Tell us if you permit borrowers to refinance their loans on your platform to a lower interest rate without early payment;

The Company respectfully advises the Staff that it does not permit borrowers to refinance their loans on its platform to a lower interest rate without early repayment.

•	Tell us if you permit borrowers to take out more than one loan at a time on your platform;

The Company respectfully advises the Staff that it generally does not permit borrowers to take out more than one loan at a time. For certain high-quality

Securities and Exchange Commission

October 7, 2020

borrowers of general unsecured loans who have made nine straight months of repayments on their existing loans on time, the Company may offer the borrower an additional loan before the original loan is fully repaid. The credit amount and pricing for the additional loan is based on an updated credit assessment of the borrower (including the fact that part of the original loan is still outstanding). Therefore, such borrowers may have two loans outstanding on the Company’s platform at the same time. Additional loans to existing borrowers represent only a small portion of overall volume of new loans facilitated. In the first six months of 2020, only 7.6% of the volume of new general unsecured loans facilitated represented additional loans to existing borrowers. Since the amounts are small and the Company has no evidence that existing borrowers are using those additional loans to early repay existing loans, the Company does not believe that those additional loans materially impact the early repayment rate.

For the avoidance of doubt, the Company respectfully advises the Staff that the borrower of a secured loan generally may draw down the loan in up to three separate tranches. Whether the loan is drawn down in one, two or three tranches, the interest rate and other terms for each tranche remain the same, so the borrower cannot lower the interest rate by using a later tranche to repay an earlier one.

•	Tell us if you permit borrowers to take out a new loan at a lower interest rate and use the proceeds of that new loan to pay off their existing loan; and

The Company respectfully submits that, because it generally does not permit borrowers to take out more than one loan at a time (except as described under the preceding bullet point), it is generally not possible for borrowers to use the proceeds of a new loan to pay off an existing loan on the Company’s platform.

•	Tell us how you monitor the amount of loans that borrowers may undertake from other lending platforms.

The Company respectfully advises the Staff that it regularly reviews the data available from the Credit Reference Center of the People’s Bank of China, to monitor the amount of indebtedness that loan applicants and existing borrowers on the Company’s platform have from other sources. As a prerequisite to applying for a loan, the applicant must grant the Company authorization to access this data, which includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. If the funding source is a licensed financial institution that is required to report to the Credit Reference Center, then the loan

Securities and Exchange Commission

October 7, 2020

will be included in that data even if the loan is facilitated by another lending platform. For example, as disclosed in the Registration Statement, 60.6% of the volume of new loans facilitated by the Company in the first six months of 2020 was funded by banks, and 38.7% was funded by trusts, all of which are required to report the loans to the Credit Reference Center. Now that peer-to-peer lending is not a viable funding source for internet-based lending platforms due to regulatory changes, the Company believes, based on its knowledge of the industry, the available sources of funding and the relevant regulations, that most loans facilitated through other lending platforms are also funded in a way that results in the loans being reported to the Credit Reference Center.

Business

Insured or Guaranteed by Third Parties, page 176

3.

We note your response to comment 7 stating that you do not have the exact amount of insurance claims and reimbursements between the funding partners and credit enhancements partners for off-balance sheet loans. Please explain to us how you are able to reliably estimate the repayment period for the off-balance sheet loans, which you describe in your response to comment 6 and as disclosed on page 103, without knowing the repayment activity, inclusive of any insurance claims and reimbursements, for the off-balance sheet loans.

The Company respectfully advises the Staff that repayment activity does not include insurance claims and reimbursements. The Company uses the term repayment to refer to the borrower’s obligation to repay the loan, and the borrower’s obligation is not discharged when the credit enhancement partner reimburses the lender. Instead, the credit enhancement partner acquires the creditor rights from the lender when the reimbursement is made, so the credit enhancement partner has the right to enforce the obligation and receives any funds that are collected from the borrower.

The Company acts as the post-loan service provider for the loans it facilitates. In the case of off–balance sheet loans, it is authorized by both the funding partner and the credit enhancement partner, so its role does not change if the creditor rights are transferred. In its role as the post-loan service provider, the Company monitors the status of each off–balance sheet loan, including the total outstanding balance and the number of days the loan is overdue, using information obtained from the funding partners and credit enhancement partners, under authorization. It is this information that enables the Company to analyze changes in outstanding balance, asset quality and repayment period for the off–balance sheet loans it facilitates.

Securities and Exchange Commission

October 7, 2020

However, the Company is not always immediately notified when a credit enhancement partner reimburses a funding partner. The reimbursement does not pass through the hands of the Company, and as mentioned above, it does not terminate the Company’s role as the post-loan service provider. While the Company will be notified of the transfer of creditor rights in due course, uncertainty over the exact timing of the reimbursement for off–balance sheet loans makes it difficult for the Company to assign the reimbursement to the correct period when the reimbursement occurs near the beginning or end of a period. For this reason, the Company is not able to disclose information for off–balance sheet loans similar to the disclosure on page 182 of the Registration Statement for on–balance sheet loans.

In addition, because repayment only refers to borrowers’ repayment of loans facilitated by the Company, it follows that reimbursement of lenders by credit enhancement partners does not have any impact on repayment-related metrics such as delinquency ratio and repayment period. In the same vein, the Company does not treat a loan as repaid in its repayment period analysis merely because the credit enhancement partner has reimbursed the funding partner. The Company believes that this approach is more helpful to investors in evaluating the Company’s overall ability to manage the credit risk of the entire loan portfolio facilitated by the Company. The Company has revised the disclosure on pages 183 and 184 of the Registration Statement to clarify its approach.

4.

We note your disclosure of the amount of claims submitted and reimbursed from credit enhancement partners on page 177. Given the significant amount of claims activity and volume of loans covered by credit enhancement partners, please tell us and revise to provide expanded disclosure as to how you continually assess the creditworthiness of your credit enhancement partners. For example, tell us and disclose how you evaluate their liquidity position to pay such claims, capital adequacy, leverage, risk-based ratios, metrics or other financial measures. In addition, tell us if there are any maximum capital limitations that restrict the credit enhancement partners ability to provide coverage over a certain threshold.

The Company respectfully advises the Staff that it assesses its credit guarantee insurance partners in primarily three aspects:

1.

Whether the credit enhancement partner has the qualification and license from the China Banking and Insurance Regulatory Commission (the “CBIRC”) to provide credit insurance on three-year retail credit.

Securities and Exchange Commission

October 7, 2020

2.

Whether the credit enhancement partner is able to meet the CBIRC’s requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests based on the Measures for Regulating the Credit Insurance and Guaranty Insurance (the “Measures”) issued by the CBIRC in May 2020.

Regarding maximum capital limitations, Article V of the Measures stipulates that credit insurance liability underwritten may not exceed 4 times the insurer’s most recent quarterly reported net assets, or, if loans to small and micro enterprises account for more than 30% of the loan balance of the insurer’s credit insurance business, 6 times the insurer’s most recent quarterly reported net assets. Given that insurers are required to publicly disclose their quarterly solvency reports to the CBIRC, the Company obtains this information for its assessment from public filings.

3.	The insurer’s relevant experience, the performance of its credit insurance business and its reputation within the industry.

In response to the Staff’s comments, the Company has revised the disclosure on page 181 of the Registration Statement.

Products and Product Partners, page 185

5.

We note your disclosure of average take rate for current products along with the definition on page 186. Please provide us with an example and illustrative calculation of average take rate for your current products, as well as an example calculation showing how average take rate correlates to the related revenue stream.

The Company respectfully advises the Staff that when it calculates the take rates for each category of product, it divides the income derived from that category of product during the period in question by the average amount of client assets in that category of product during the same period. For products where the Company has an exclusive cooperation with a certain affiliate in which it intends to acquire a majority interest, the Company adds its income plus the affiliate’s income before dividing by the average amount of client assets. The Company’s income from wealth management transactions and services has been broken down by product category without the income of the affiliate in the table on pages 107 and 108.

Securities and Exchange Commission

October 7, 2020

Taking the first six months of 2020 as an example, the table below sets out the calculation of take rate by product and its correlation with the related income stream.

	Income recognized by the Company	Income recognized by its affiliated company	Total	Average client assets(1)	Take rate(2)
	(in RMB millions)				(in bps)
Bank products	137	—	137	73,134	37.4
Trust products	68	—	68	24,004	56.8
Asset management plans	78	29	107	97,579	21.9
Mutual funds	26	87	113	46,239	49.1
Private investment funds	—	118	118	26,661	88.3

(1)	Average of client assets as of December 31, 2019 and June 30, 2020
(2)	Annualized

The Company supplementally advises the Staff that the take rate within the category of private investment funds varies considerably by product, so the take rate for the category varies considerably from year to year, as shown in the table on page 192 of the Registration Statement, depending on the mix of products within the category that the Company facilitates.

Notes to Consolidated Financial Statements

21. Accounts and other receivables and contract assets, page F-82

6.

We note your response to comment 10 and revised disclosures on page F-83. Given that a significant portion of these receivables have been outstanding for a significant timeframe, please revise to disclose, for each period presented the following:

•	the receivable amounts in the foreclosure process;

Securities and Exchange Commission

October 7, 2020

•	the payment amounts received due to payment relief; and

•	the receivables sold and the corresponding gain or loss recognized upon such sales.

Further, given the significant uncertainty relating to these types of receivables, address why it is not more appropriate to charge-off the receivables reducing the established allowance and recording any amounts subsequently recovered when they are received.

The Company respectfully advises the Staff that after reconsidering the Staff’s comments, the Company applied the same write-off policy that it applied to loans to customers and updated its accounting policy on F-31. According to this policy, the receivables arising from default guarantee payments are written off after receipt of any proceeds from the realization of collateral. As a result, the Company wrote off those receivables which had been outstanding for a significant period of time, given the high degree of uncertainty relating to their collection. The amount of receivables arising from default guarantee payments that were written off was RM758 million, RMB372 million and RMB77 million for the years ended December 31, 2017, 2018 and 2019, respectively, and a reversal of RMB5 million for the six months ended June 30, 2020.

The write-off does not change the Company’s assessment of its reserves for any of the periods presented since the provisions for receivables arising from default guarantee payments are individually assessed as they are related to the legacy business that the Company no longer operates, and the receivables were almost fully reserved for before the aforementioned write-off. The remaining balances after the write-off were not material for any of the periods presented. As a result, the Company concluded that the disclosure of its collection efforts for these receivables does not provide more useful information to the report users. This update has no impact on the Company’s consolidated statements of comprehensive income and consolidated statements of cash flows, and it only has an immaterial impact on disclosure related to accounts and other receivables and contract assets because this change has no effect on the carrying amount of receivables arising from default guarantee payments and only affects the gross amount of receivables arising from default guarantee payments and the related provision for losses.

In response to the Staff’s comments, the Company also has revised the disclosure on page F-31, F-82, F-83, F-131 and F-132 of the Registration Statement.

Securities and Exchange Commission

October 7, 2020

Notes to Unaudited Condensed Consolidated Interim Financial Statements

16. Loans to customers, page F-132

7.

We note your response to comment 11 identifying that part of the reason the DPD 90+ increased while stage 3 loans decreased from December 31, 2019 to June 30, 2020 was because 88% of the on-balance sheet loans were covered by external credit enhancement partners and will be paid off once these loans are delinquent for 80 days and thus are not included in stage 3. Based on your response, it is unclear how this aspect of your response addresses the inconsistency between DPD 90+ and stage 3. If these loans are paid off by credit enhancement partners when they are delinquent for 80 days, then tell us why they would be included in your DPD 90+ delinquency rates. In addition, tell us the average lag time it takes to receive reimbursement from the credit enhancement partners.

The Company respectfully advises the Staff that because the stage 3 ECL provision are only related to the on–balance sheet loans while the DPD 90+ delinquency rate is related to all loans under the management of the Company, DPD 90+ and stage 3 do not have a direct correlation. Based on the business arrangements between the external credit enhancement providers and the funding providers, loans that are delinquent for 80 days will be reimbursed by the credit enhancement provider to the funding provider while the credit rights will be transferred from the funding provider to the credit enhancement provider. Therefore, when the Company is the funding entity and if the loans on its consolidated balance sheet are delinquent for 80 days, the external credit enhancement providers will reimburse the subsidiaries of the Company who disbursed the loans. For these on–balance sheet loans, the loans are derecognized upon 80 days delinquency when they are reimbursed by the credit enhancement providers, at which point they no longer impact the loan provision on the Company’s book. From an accounting perspective, the stage 3 on–balance sheet loans are related to those loans for which the Company takes credit risk itself.

The Company is a loan facilitator as well as a loan collector. Both facilitation and collection services are core services of the Company from a holistic business perspective. The Company provides collection service to the funding partners for all the loans it facilitated for them, from 1 day to 79 days past due. When the loans are 80 days past due, the credit enhancement partner reimburses the funding partner and acquires the creditor rights. From 80 days past due onwards, the Company will then provide collection services to the credit enhancement partner. Therefore, from a loan-facilitation-and-collection full-business-cycle perspective, loans delinquent over 80 days are still being serviced by the Company, and therefore they are appropriately included in the Company’s outstanding balance of

Securities and Exchange Commission

October 7, 2020

loans facilitated and corresponding delinquency ratio calculations. The Company believes that this disclosure provides investors a true and fair reflection of the credit quality of the loans the Company has facilitated and is relevant to the investors in assessing the Company’s ability to run a loan facilitation and collection services business. Please see also the response to comment 3 above.

It takes less than one business day for the Company to receive reimbursement from credit enhancement providers through an automated process. The reimbursement lag time is not a factor in the Company’s decision to include loans reimbursed by credit enhancement partners in DPD 90+.

8.

We note your response to comment 12 explaining the relationship, trends and changes to your total loans, ECL and ECL provision ratio from December 31, 2019 to June 30, 2020 considering the various economic factors. Please address the following:

•

Provide us with a table summarizing your total loans, ECL and ECL provision ratio, all excluding the loan balances covered by credit enhancements, by stages 1, 2 and 3 and days past due as of December 31, 2019 and June 30, 2020; and

The Company respectfully advises the Staff that the below tables set forth the loan balance with and without external credit enhancements, the respective ECL amounts and ECL provision ratios.

	As of December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
	(RMB millions, except percentages)
Total loans	47,052	324	1,373	48,750
Loans with external credit enhancement	42,562	142	—	42,704
Loans without external credit enhancement	4,490	183	1,373	6,046
ECL allowance for loans without external credit enhancement	136	53	1,061	1,251
ECL allowance ratio for loans without external credit enhancement	3.0%	29.2%	77.3%	20.7%

Securities and Exchange Commission

October 7, 2020

	As of June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
	(RMB millions, except percentages)
Total loans	80,168	783	867	81,818
Loans with external credit enhancement	73,923	660	—	74,583
Loans without external credit enhancement	6,244	124	867	7,235
ECL allowance for loans without external credit enhancement	163	58	691	912
ECL allowance ratio for loans without external credit enhancement	2.6%	46.7%	79.7%	12.6%

•

As it relates to the portion of the response where you explain why the ECL provision rate for your stage 1 loans decreased from December 31, 2019 to June 30, 2020 because most newly originated loans were not due or were overdue for less than 30 days, tell us how this correlates to the increase in your DPD 30+ delinquency rates disclosed on page 178, which showed an increase from December 31, 2019 to June 30, 2020.

The Company respectfully advises the Staff that the decrease in ECL provision rate for stage 1 loans for which the Company takes credit risk is primarily due to the increase in the portion of current stage (i.e. not due) as of June 30, 2020 out of the total Stage 1 balance when compared to December 31, 2019. The table below sets forth the balance of loans that were not due or were overdue for less than 30 days which were not covered by external credit guarantee insurance, and the respective ECL provisions as well as their respective ECL provision rates.

	As of December 31, 2019
	Loan balance		ECL provision	ECL provision rate
	(RMB millions)%		(RMB millions)%
Current	4,304	95.9	97	2.3
1–29 days past due	186	4.1	39	20.8

Total stage 1 balance	4,490	100.0	136	3.0

	As of June 30, 2020
	Loan balance		ECL provision	ECL provision rate
	(RMB millions)%		(RMB millions)%
Current	6,160	98.7	138	2.2
1–29 days past due	84	1.3	25	29.4

Total stage 1 balance	6,244	100.0	163	2.6

Securities and Exchange Commission

October 7, 2020

Although the DPD 30+ delinquency rates are indicative of the portfolio credit quality of loans facilitated by the Company as at each balance sheet date, the Company’s stage 1 ECL provision rate does not directly correlate to the DPD 30+ delinquency rates due to the following reasons:

1.

The increase in the DPD 30+ delinquency rate in 2020 was mainly driven by a difficult loan collection environment, as borrowers became delinquent during the months when they were most significantly impacted by COVID-19. As a result, the amount of loans migrated from stage 1 to stage 2 and stage 3 during the first half of 2020 increased significantly to RMB 688 million and RMB 245 million, respectively. In comparison, amount of migration from stage 1 to stage 2 and stage 3 in full year 2019 was RMB 274 million and RMB 935 million, respectively. At the same time, ECL provision rates for loans in stage 2 and stage 3 increased from 29.2% to 46.7% and 77.3% to 79.7%, respectively.

2.

In accordance with IFRS 9, the ECL allowance ratio for stage 1 only measures an amount equal to the expected credit losses that result from default events that are possible within 12 months after the reporting date. Since the flow rate as the Company disclosed on page 186 of the draft registration statement was at the same level, i.e. 0.5% for unsecured loans and 0.2% for secured loans in December 2019 and Jun 2020, despite a temporary increase in the first three months of 2020 due to COVID-19, the Company does not expect that the future 12 months credit losses for stage 1 loans for which the Company takes credit risk as of June 30, 2020 will be significantly higher as compared to the expectations the Company had as of December 31, 2019.

*     *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Shirley Yeung, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 755 8261-8818 or via e-mail at shirley.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Guangheng Ji, Co-Chairman of the Board of Directors, Lufax Holding Ltd

Renjie Li, Chairman of the Board of Directors, Lufax Holding Ltd

Gregory Dean Gibb, Director and Chief Executive Officer, Lufax Holding Ltd

Yong Suk Cho, Director of Lufax Holding Ltd and Chief Executive Officer of Puhui

James Xigui Zheng, Chief Financial Officer, Lufax Holding Ltd

David Siu Kam Choy, Controller of Lufax Holding Ltd and Chief Financial Officer of Puhui

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP